Exhibit 1

BRF S.A. announces cash tender offers for (A) the 4.350% Senior Notes due 2026 issued by BRF GmbH and guaranteed by BRF S.A. and (B) its 4.875% Senior Notes due 2030
as well as the approval by its board of directors of the make-whole redemption in full of its 4.75% Senior Notes due 2024

São Paulo, Brazil – September 6, 2023 – BRF S.A. (“BRF”) today announces the commencement of an offer to purchase for cash for its own account and, in the case of the 2026 Notes, on behalf of BRF GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the law of the Republic of Austria, and a wholly-owned subsidiary of BRF (the “Subsidiary Issuer”), up to the Maximum Amount (as defined below) of the outstanding: (i) 4.350% Senior Notes due 2026 (the “2026 Notes”) issued by the Subsidiary Issuer and guaranteed by BRF (the “2026 Notes Offer”), and (ii) 4.875% Senior Notes due 2030 (the “2030 Notes” and, together with the 2026 Notes, the “Notes”) issued by BRF (the “2030 Notes Offer” and, together with the 2026 Notes Offer, the “Offers” and each, an “Offer”).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated September 6, 2023 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but BRF will only purchase up to U.S.$200,000,000 in combined aggregate principal amount of Notes (the “Maximum Amount”). Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Early Tender Date (as defined below), no 2026 Notes or 2030 Notes that are validly tendered after the Early Tender Date will be accepted for purchase, even if validly tendered and not validly withdrawn, and any 2026 Notes or 2030 Notes tendered on or prior to the Early Tender Date and accepted for purchase on the Early Acceptance Date (as defined in the Offer to Purchase) (or the Expiration Date (as defined below), if the Early Settlement Right (as defined below) is not exercised) will be accepted based on the Acceptance Priority Levels (as defined below) and on a prorated basis such that BRF purchases an aggregate principal amount of 2026 Notes and 2030 Notes not exceeding the Maximum Amount as provided in the Offer to Purchase.

The following table sets forth certain information relating to the Offers.

Title of Security	CUSIPs	ISINs	Principal Amount Outstanding	Acceptance Priority Level(1)	Maximum Amount(2)	Tender Consideration(3)	Early Tender Premium(3)	Total Consideration(3)(4)
4.350% Senior Notes due 2026	05583BAA7/A08163AA4	US05583BAA70/ USA08163AA41	U.S.$499,282,000.00	1	U.S.$200,000,000	U.S.$922.50	U.S.$30.00	U.S.$952.50
4.875% Senior Notes due 2030	10552TAG2 / P1905CJX9	US10552TAG22 / USP1905CJX94	U.S.$588,307,000.00	2		U.S.$840.00	U.S.$30.00	U.S.$870.00

(1)	BRF will accept 2026 Notes and 2030 Notes in the order of their respective Acceptance Priority Levels specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 2 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase.
(2)	The Maximum Amount represents the maximum combined aggregate principal amount of Notes that will be purchased in the Offers.
(3)	The amount to be paid for each U.S.$1,000.00 principal amount of Notes validly tendered and accepted for purchase, excluding Accrued Interest on the Notes to the applicable Settlement Date (as defined herein).
(4)	The Total Consideration equals the Tender Consideration plus the Early Tender Premium.

Indicative Timetable for the Offers:

Commencement of the Offers	September 6, 2023
Withdrawal Date	5:00 p.m. (New York City time) on September 19, 2023, unless extended by BRF in its sole discretion.
Early Tender Date	5:00 p.m. (New York City time) on September 19, 2023, unless extended by BRF in its sole discretion.
Early Settlement Date	If BRF elects to exercise the Early Settlement Right (as defined below), promptly after the acceptance by BRF for purchase of the Notes validly tendered before the Early Tender Date and not withdrawn on or prior to the Withdrawal Date (as defined below), upon satisfaction (or waiver by BRF) of each and all of the conditions set forth in the Offer to Purchase.
BRF expects that the Early Settlement Date, if any, will be on or about two Business Days following the Early Tender Date, which would be on September 21, 2023, unless the Early Tender Date is extended by BRF in its sole discretion.
Expiration Date	5:00 p.m. (New York City time) October 4, 2023, unless extended by BRF in its sole discretion.
Final Settlement Date	Promptly after the acceptance by BRF for purchase of the Notes validly tendered on or prior to the Expiration Date and not previously settled on the Early Settlement Date, if any, upon satisfaction (or waiver by BRF) of each and all of the conditions set forth in the Offer to Purchase.
BRF expects that the Final Settlement Date will be on or about one Business Day following the Expiration Date, which would be October 5, 2023, unless the Expiration Date is extended by BRF in its sole discretion.

The Notes tendered may be withdrawn at any time on or prior to 5:00 p.m. (New York City time) on September 19, 2023, unless extended by BRF in its sole discretion (such time and date, as they may be extended, the “Withdrawal Date”), but not thereafter.

Holders of 2026 Notes who validly tender and do not validly withdraw their 2026 Notes on or prior to 5:00 p.m. (New York City time) on September 19, 2023, unless extended (such time and date, as they may be extended, the “Early Tender Date”), will be eligible to receive the total consideration of U.S.$952.50 per U.S.$1,000.00 principal amount of 2026 Notes tendered (the “2026 Total Consideration”), which includes an early tender premium of U.S.$30.00 per U.S.$1,000.00 principal amount of Notes validly tendered on or prior to the Early Tender Date and not validly withdrawn on or prior to the Withdrawal Date (the “Early Tender Premium”). Holders who validly tender their 2026 Notes after the Early Tender Date but on or prior to the Expiration Date will be eligible to receive U.S.$922.50 per U.S.$1,000.00 per principal amount of 2026 Notes tendered (the “2026 Tender Consideration”). The 2026 Tender Consideration does not include the Early Tender Premium.

Holders of 2030 Notes who validly tender and do not validly withdraw their 2030 Notes on or prior to 5:00 p.m. (New York City time) on the Early Tender Date will be eligible to receive the total consideration of U.S.$870.00 per U.S.$1,000.00 principal amount of 2030 Notes tendered (the “2030 Total Consideration” and, together with the 2026 Total Consideration, each, a “Total Consideration”), which includes the Early Tender Premium. Holders who validly tender their 2030 Notes after the Early Tender Date but on or prior to the Expiration Date will be eligible to

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receive U.S.$840.00 per U.S.$1,000.00 per principal amount of 2030 Notes tendered (the “2030 Tender Consideration” and, together with the 2026 Tender Consideration, each, a “Tender Consideration”). The 2030 Tender Consideration does not include the Early Tender Premium.

If any Notes are purchased in the Offers, Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Date will be accepted for purchase in priority to any Notes validly tendered in the Offers after the Early Tender Date. Accordingly, if the Maximum Amount is reached in respect of tenders made on or prior to the Early Tender Date, no Notes that are validly tendered after the Early Tender Date will be accepted for purchase, and any Notes tendered on or prior to the Early Tender Date and accepted for purchase on the Early Acceptance Date (or the Expiration Date, if the Early Settlement Right is not exercised) will be accepted based on the Acceptance Priority Levels and on a prorated basis such that BRF purchases an aggregate principal amount of Notes not exceeding the Maximum Amount. In addition, if 2026 Notes and 2030 Notes are validly tendered in an aggregate principal amount in excess of the Maximum Amount pursuant to the Offers, such tendered 2026 Notes and 2030 Notes will be subject to the Acceptance Priority Levels and to proration as described in the Offer to Purchase.

In addition to the applicable Total Consideration or the applicable Tender Consideration, holders whose Notes are accepted for purchase in the Offers will also receive accrued and unpaid interest (“Accrued Interest”) from, and including, the last interest payment date to, but excluding, the Early Settlement Date and the Final Settlement Date (each, a “Settlement Date”), as applicable.

BRF reserves the right, but is under no obligation, at any point following the Early Tender Date and prior to the Expiration Date, to accept for purchase any Notes validly tendered and not subsequently withdrawn on or prior to the Early Tender Date (the “Early Settlement Right”). The date of payment for Notes purchased pursuant to the Early Settlement Right (the “Early Settlement Date”) will be determined at BRF’s option and is currently expected to be September 21, 2023, subject to all conditions of the Offers having been either satisfied or waived by BRF. The Offers will expire at 5:00 p.m. (New York City time) on October 4, unless earlier terminated or extended by BRF (such time and date, as the same may be extended, the “Expiration Date”). All Notes tendered and accepted for purchase that have not been settled on the Early Settlement Date, if any, will be settled on October 5, 2023, promptly following the Expiration Date. In all cases, the total principal amount of Notes accepted for purchase by BRF may be subject to proration based upon the Maximum Amount as described in the Offer to Purchase.

Completion of the Offers is conditioned on the satisfaction or waiver of certain terms and conditions described in the Offer to Purchase (including but not limited to Acceptance Priority Levels and proration). BRF has the right, in its sole discretion, to amend or terminate the Offers at any time, subject to applicable law.

BRF has retained BofA Securities, Inc. and Santander US Capital Markets LLC to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offers. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, because it contains important information. Requests for the Offer to Purchase and any related supplements may be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (866) 416-0577 (US toll free) or in writing at brf@dfking.com. Documents relating to the Offers, including the Offer to Purchase, are also available at www.dfking.com/brf. Questions about the Offers may be directed to BofA Securities, Inc by telephone at +1 (646) 855-8988 (collect) or +1 (888) 292-0070 (U.S. toll free) and Santander US Capital Markets LLC by telephone at +1 (212) 940-1442 (collect) or +1 (855) 404-3636 (U.S. toll free) or by e-mail at Usdcmlm@santander.us.

Concurrently with the Offers, BRF informs that its board of directors has authorized its management to take all necessary actions to consummate the full make-whole redemption of its outstanding 4.75% Senior Notes due 2024 (the “2024 Notes”), with aggregate principal amount of U.S.$295,363,000, pursuant to the terms and conditions of the Indenture governing the 2024 Notes and of the 2024 Notes. Notice of such make-whole redemption was sent to holders of the 2024 Notes on September 5, 2023, and settlement of the transaction is scheduled for October 5, 2023.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offers are not being made to, nor will BRF accept tenders of Notes from, holders in any jurisdiction in which any Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any

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jurisdiction where the laws require an Offer to be made by a licensed broker or dealer, such Offer will be made by the dealer managers on behalf of BRF.

None of BRF, the trustee with respect to the Notes, the information and tender agent, the dealer managers or any of their respective affiliates, directors, officers, agents, attorneys or employees makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of the principal amount of their Notes in response to any Offer, and none of them has been authorized or has authorized any person to make any such recommendation. Holders must make their own decisions with regard to tendering Notes.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offers, passed upon the merits or fairness of the Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About BRF

BRF is a sociedade anônima (corporation) organized under the laws of the Federative Republic of Brazil. Our principal executive offices are located at Avenida das Nações Unidas, 14,401 – 22nd to 25th Floors, Torre Jequitiba, Condomínio Parque da Cidade, Chácara Santo Antônio, 04730-090, in the city of São Paulo, State of São Paulo, Brazil. The telephone number of our investor relations department is +55-11-2322-5377 and our investor relations e-mail address is acoesri@brf.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that BRF expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors. The forward-looking statements that BRF makes in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. BRF assumes no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that BRF makes, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information, which must be read carefully before any decision is made with respect to the Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in any of the Offers. None of BRF, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in any of the Offers.

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